[LETTERHEAD OF K&L GATES LLP]

March 10, 2009

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed March 5, 2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008, and September 30, 2008
Filed May 7, 2008, August 19, 2008, December 4, 2008, respectively
File No. 0-52933

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), and further to our discussions with the Staff, we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 3 on Form 10-Q/A for the periods ended September 30, 2008 to the quarterly report on Form 10-Q that was originally filed on December 4, 2008, as amended by Amendment No. 1 on Form 10-Q/A filed on February 11, 2009 and Amendment No. 2 on Form 10-Q/A filed on March 4, 2009.  In addition, we are filing Amendment No. 2 on Form 10-Q/A for the periods ended June 30, 2008 to the quarterly report on Form 10-Q that was originally filed on August 19, 2008, as amended by Amendment No. 1 on Form 10-Q/A filed on February 11, 2009.

Based upon the Staff’s review of the filings reference in the subject matter line of this letter, the Commission issued a comment letter dated February 19, 2009.  A response letter to the Staff was filed with Commission on March 4, 2009.  This letter provides further information to the March 4, 2009 response to the comment letter dated February 19, 2009.  The following consists of the Company’s response to the Staff’s comment letter, the initial response, and the additional information to the initial response.  For the convenience of the Commission, each of the comment and initial response are repeated verbatim with the Company’s additional response immediately following.

Forms 10-Q/AM 1 for the periods ending June 30, 2008 and September 30, 2008
Consolidated Statements of Cash Flows

1.
Comment:  Please explain to us why cash payments to and from related parties, which appear to have been cash distributions and repayments made to and by Mr. Li, would be classified as investing activity and not financing activity relating to providing owners with a return of their investment, or revise. See paragraph 18 of SFAS 95.

Initial Response:  We respectfully note your comment. The statements of cash flows in the September 30, 2008 Form 10-Q/A have been revised such that all cash payments to and from related parties are classified as investing activity. The distributions and repayments to and by Mr. Li reflected as Due to shareholder are classified as a financing activity. The Company has also added additional disclosure to the related parties note to the financial statements.  The foregoing changes have also been made to amendment no. 7 to the registration statement on Form S-1/A (File No. 333-153005) as filed with the Commission on March 2, 2009.  No similar changes apply to the quarterly report for the periods ending June 30, 2008.

Additional Response:  We respectfully reply to your comment. The statements of cash flows reflect the cash payments to and from related parties that are business loans as investing activities and cash payments from and to owners for the Company’s working capital needs as financing activities.

Larry Spirgel
March 10, 2009

Below are reasons the business loans are considered investing activities:

•
The amounts under Due from related parties in the statements of cash flows consist of two categories of business loan transactions—a note to a supplier of Hyundai Light and Electric (HZ) Co. Ltd. and business loans to entities that are affiliated with the Company’s Chief Executive Officer, Mr. Li.

•
On March 12, 2008, the Company entered into a note agreement to lend Hyundai Light and Electric (HZ) Co. Ltd.'s supplier 38,474,900RMB, which is equal to approximately U.S. $5.5 million. The note has an interest rate of 1.5% per month and matured in four months. The note was guaranteed by Hyundai Light and Electric (HZ) Co Ltd., the wholly-owned subsidiary of Hyundai Light and Electric (HZ) Co. Ltd.   If the note were not repaid by the maturity date, a penalty of 0.5% would be assessed on the total note amount.  On June 16, 2008, a supplemental agreement was signed by the parties to amend the note's maturity date to December 31, 2008.  The total loan amount was repaid by in November 2008 and it was agreed that the Company would not enter into any further loan transactions.

•
The remainder of the loans to related parties consists of loans for temporary funding of business operations. These funding transactions were unsecured and without fixed maturity dates. Such transactions were borrowed and repaid frequently. Normally, it was agreed that the loan amounts were to be paid back to the Company within three to six months from the date of the loan transaction.  The loans to the related companies were for temporary funding of each of the related companies’ business.  The loans were repaid in full in November 2008 and the parties agreed that they would not enter into any further loan transactions after such date.

Transactions with related parties:

The cash outflows through the loans to the related parties were for disbursements of loans made by the Company and payments to acquire debt instruments of other entities (other than cash equivalents) and therefore, in accordance with paragraph 17a of SFAS 95, such cash outflows are considered investing activities.  In addition, the receipts from the collections of these loans made by the Company and of other entities' debt instruments (other than cash equivalents) that were purchased by the Company.  Therefore, cash inflows through the repayments of the loans to the Company by the related parties are considered investing activities in accordance with paragraph 16a of SFAS 95. Below are the excerpts of those paragraphs in SFAS 95:

“16. Cash inflows from investing activities are:

a. Receipts from collections or sales of loans made by the enterprise and of other entities' debt instruments (other than cash equivalents) that were purchased by the enterprise

b. Receipts from sales of equity instruments of other enterprises and from returns of investment in those instruments

c. Receipts from sales of property, plant, and equipment and other productive assets.

17. Cash outflows for investing activities are:

a. Disbursements for loans made by the enterprise and payments to acquire debt instruments of other entities (other than cash equivalents)

b. Payments to acquire equity instruments of other enterprises

c. Payments at the time of purchase or soon before or after purchase  to acquire property, plant, and equipment and other productive assets.”

(emphasis added)

Larry Spirgel
March 10, 2009

In the context of loans to the related parties, the related parties are not considered “owners of this Company” as described paragraph 18 of SFAS 95 since the entities do not own equity of the Company.  In addition, Mr. Li, from July 2008, has not owned any part of Hyundai Light & Electric (Int’l) Holding Limited, and Mr. Li has never had any ownership interest of the supplier of Hyundai Light & Electric (Int’l) Holding Limited that was holder of the note.  Further, the loans from the Company to the related parties were not a borrowing of funds by the Company, nor a repayment of funds borrowed by an owner.

Transaction with owners:

The cash payments directly to and from the largest shareholder Mr. Li  are cash flows from or to Due to Shareholder in cash flows from financing activities which is based on paragraph 18 of SFAS 95, which specifically states that “financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit” (emphasis added). The Company believes that since the amounts are directly from the owner shareholder, that these amounts are correctly classified as financing activities by definition per paragraph 18 of SFAS 95.

Based on the foregoing facts and analysis, the Company has concluded that it has correctly accounted for the business loan transactions with the related parties as investing activities under paragraphs 16a and 17a of SFAS 95 and the borrowing and repayment of funds with Mr. Li as financing activities under paragraph 18 of SFAS 95.  The statements of cash flows in the September 30, 2008 Form 10-Q/A and June 30, 2008 Form 10-Q/A have been revised to provide the analysis of why cash payments to and from related parties are classified as investing activity and loans by and repayments to Mr. Li are classified as a financing activity. The foregoing changes have also been made to amendment no. 8 to the registration statement on Form S-1/A (File No. 333-153005) as filed with the Commission on March 9, 2009.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Joe Cascarano, United States Securities and Exchange Commission